SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

RECEIVED
2005 AUG 30 P 4: 2?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

22 August 2005

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

05010813

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

SUPPL

Encl.

PROCESSED
AUG 30 2005
THOMSON
FINANCIAL

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2005\X - SEC - Block Listing App- 22Aug05.doc

Severn Trent Plc – Block Listing Application

Application has today been made to the London Stock Exchange and the UK Listing Authority for a block listing of 1,400,000 ordinary shares of 65 5/19 pence each to be admitted to the Official List. These shares will rank pari passu with the existing ordinary shares.

These ordinary shares are to be issued as a result of future exercises of options under the Severn Trent Sharesave Scheme and the Severn Trent Share Option Scheme.

www.severntrent.com